

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 16, 2009

Gregory A. Bloom
President, Chief Executive Officer and Chief Financial Officer
Imagine Media, Ltd.
1155 Sherman Street, Suite 307
Denver, CO  80203

**Re:**      **Imagine Media, Ltd.**
        **Form 10-K for the fiscal year ended December 31, 2008**
        **Filed April 15, 2009**
        **File No. 000-53316**

Dear Mr. Bloom:

We have reviewed your filing and have the following comments.  Unless otherwise indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Forward Looking Statements, page 2

1. Since the Private Securities Litigation Reform Act of 1995 does not apply to issuers of penny stock, in future filings either delete the reference to the Private Securities Litigation Reform Act or revise to indicate that the safe harbor does not apply to you. Refer to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Item 1A. Risk Factors, page 7

2. It appears that certain disclosures in your Form 10-K may have been retained unchanged from a prospectus. For example, we note your references in your first paragraph of this section to a prospectus, investment in shares of your common stock and the trading price of your common stock. In future filings, please revise your disclosure to remove any references to the prospectus or any other disclosure that has been retained unchanged from the prospectus.

Item 9A. Controls and Procedures, page 22

3. We note your disclosure that you did not undertake the procedures required to evaluate the adequacy of your internal controls over financial reporting for purposes of preparing a Management Report. Please note the Division of Corporation Finance views the failure to provide a management report as rendering the annual report materially deficient. Because the annual report would be considered materially deficient, you would not be timely or current in your Exchange Act reporting, which results in the loss of availability of Rule 144, among other things. If you wish to become current in your Exchange Act reporting and regain the availability to use Rule 144, you may revise your Form 10-K to include a management report and each item required under Item 308T(a)(1) – (3) of Regulation S-K. Refer to Question 115.02 of the Regulation S-K Compliance & Disclosure Interpretations.

Compensation Discussion and Analysis, page 28

4. We note your Compensation Discussion and Analysis discusses performance based compensation and benchmarking. However, it appears that the named executive officer in your summary compensation table received only a salary in 2008. In future filings, please revise this section so that it provides an accurate discussion of the actual compensation awarded to the named executive officer(s). To the extent compensation is determined through performance targets and benchmarking to peer companies, please disclose these performance targets and provide a list of companies to which you benchmark.

Summary Compensation Table, page 30

5.  In future filings, please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. See Instruction to Regulation S-K Item 402(n)(2)(v) and (vi).

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 32

6.  In future filings, please revise this section to include all of the information required by Item 404 of Regulation S-K.

7.  In future filings, please identify each director that is independent under the independence standards applicable to the company or state that you have no independent directors. Refer to Item 407(a) of Regulation S-K.

Signatures, page 36

8.  Please have your controller or principal accounting officer sign your filing. Refer to General Instruction D.2. of Form 10-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Michelle Lacko at (202) 551-3240.  If you need further assistance, you may contact me at (202) 551-3574.

Regards,


Julie F. Rizzo
Attorney-Advisor